SUBSCRIPTION AGREEMENT BETWEEN

PRINCETON PRIVATE INVESTMENT FUND (THE "FUND") AND THE INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Princeton Private Investment Fund:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Fund, in the amount of $10,000.00 for 1,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $10,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: November __, 2015

The Hunter Trust

By: ___________________

Its:____________________